DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/24/07

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership, Phillip Goldstein and
Andrew Dakos
2. CHECK THE BOX IF MEMBER OF A GROUP 					a[X]
      b[ ]
3. SEC USE ONLY
4. SOURCE OF FUNDS
 WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []
6. CITIZENSHIP OR PLACE OF ORGANIZATION
 USA

7. SOLE VOTING POWER
4,584,725
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
4,584,725
10. SHARED DISPOSITIVE POWER
      0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,584,725
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []
13. PERCENT OF CLASS REPRESENTED BY ROW 11
8.93%
14. TYPE OF REPORTING PERSON
IA



This filing supersedes the schedule 13D filing dated March 15, 2007 by Bulldog Investors, Phillip Goldstein and Andrew Dakos. Certain shares previously owned by affiliates of Bulldog Investors, Phillip Goldstein and Andrew Dakos have been contributed to Bulldog Investors General Partnership (?BIGP?), a New York State general partnership in order to more effectively plan and implement strategies to eliminate the Fund?s
discount.   The group therefore now includes BIGP and affiliates
of Mr. Dakos and Mr. Goldstein.
Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of MFS Government Markets Income Trust ("MGF"). The principal executive offices of MGF are located at 500 Boylston Street, 15th Floor, Boston, MA 02116.

Item 2. IDENTITY AND BACKGROUND
 This statement is filed on behalf of Bulldog Investors General Partnership (?BIGP?), Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 and Andrew Dakos, Park 80 West, Plaza Two, Saddle Brook, NJ 07663. Mr.Goldstein and Mr. Dakos are self-employed investment advisors. During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Each of the above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the issuer have been accumulated with funds from accounts managed by the reporting persons.

ITEM 4. PURPOSE OF TRANSACTION
On April 30, 2007, the issuer announced that its Board of Trustees approved a change in investment strategy and a proposal to seek shareholder approval to allow the trust to use leverage ?to potentially narrow the discount of the trust's share market price to net asset value.? BIGP believes the discount should be eliminated now and that the board?s approach is insufficient to achieve that goal. In order to encourage the board to take more meaningful measures to eliminate the discount, the group intends to consider other options including acquiring additional shares and seeking representation on the board of trustees.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a) ?b) As per the N-CSR filed on 2/2/2007 there were 51,332,555 shares of MGF outstanding as of 11/30/06. The percentage set forth in item 5 was derived using such number. BIGP, Phillip Goldstein, Andrew Dakos and accounts managed by the reporting persons beneficially own an aggregate of 4,584,725 shares of MGF or 8.93% of the outstanding shares.
Power to dispose and vote securities lie solely with Phillip Goldstein and Andrew Dakos.
c) During the past 60 days the following shares of MGF were purchased (there were no sales) unless previously reported:

Date	# of shares	Price
3/14/2007	90000	6.6357
3/14/2007	10000	6.6357
3/14/2007	30000	6.6357
3/14/2007	10000	6.6357
3/14/2007	11000	6.6357
3/14/2007	36000	6.6357
3/15/2007	65000	6.6465
3/15/2007	6000	6.6465
3/15/2007	20000	6.6465
3/15/2007	10000	6.6465
3/15/2007	7000	6.6465
3/15/2007	22000	6.6465
3/22/2007	2000	6.66
3/23/2007	10000	6.65
3/27/2007	100000	6.6898
3/27/2007	17500	6.6898
3/27/2007	35000	6.6898
3/27/2007	10000	6.6898
3/27/2007	19500	6.6898
3/27/2007	63000	6.6898
3/28/2007	60800	6.6834
3/28/2007	12600	6.6834
3/28/2007	14000	6.6834
3/28/2007	6000	6.6834
3/28/2007	15000	6.6834
3/28/2007	48600	6.6834
3/29/2007	129000	6.69
3/29/2007	18000	6.69
3/29/2007	22000	6.69
3/29/2007	10000	6.69
3/29/2007	21000	6.69
3/29/2007	69000	6.69
3/30/2007	58300	6.672
4/3/2007		8000	6.69
4/4/2007		2800	6.68
4/9/2007		40000	6.665
4/9/2007		5000	6.665
4/9/2007		5000	6.665
4/10/2007	15000	6.62
4/10/2007	3600	6.62
4/11/2007	14100	6.62
4/18/2007	4900	6.66
4/19/2007	2300	6.66
4/25/2007	15000	6.6983
4/25/2007	10000	6.6983
4/25/2007	20000	6.6983
4/25/2007	80900	6.6983
4/26/2007	9800	6.7


d) Beneficial Owners of the accounts managed by the reporting persons are entitled to receive any dividends or sales proceeds.
e) NA
ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement
Dated: 4/30/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:: Andrew Dakos

Exhibit 1. Joint Filing Agreement
In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the
Schedule 13D (and all further amendments filed by them) with respect to the shares of MGF.

Dated: 4/30/07


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:   Andrew Dakos